UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Medley Capital Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

58503F 304
(CUSIP Number)

Brook Taube
Medley LLC
280 Park Avenue, 6th Floor East
New York, NY 10017
(212) 759-0777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58503F 304	SCHEDULE 13D	Page 2 of 9 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Seed Funding I LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person	CO

CUSIP No. 58503F 304	SCHEDULE 13D	Page 3 of 9 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person	CO

CUSIP No. 58503F 304	SCHEDULE 13D	Page 4 of 9 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Management Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person	CO

CUSIP No. 58503F 304	SCHEDULE 13D	Page 5 of 9 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Group LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person	CO

CUSIP No. 58503F 304	SCHEDULE 13D	Page 6 of 9 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Brook Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	190,000*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	190,000*
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	190,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0.35%**
14	Type of Reporting Person	IN

*     These shares are held by a trust for the benefit of the Reporting Person's family, for which the Reporting Person serves as a trustee. Based upon information contained in the Form 4 filed by Brook Taube on July 12, 2017.

**  The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of August 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2019, for the quarterly period ended June 30, 2019.

CUSIP No. 58503F 304	SCHEDULE 13D	Page 7 of 9 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Seth Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	177,510*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	177,510*
	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	177,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	0.33%**
14	Type of Reporting Person	IN

*       Includes 142,510 shares held by a trust for the benefit of the Reporting Person's family, for which the Reporting Person serves as a trustee, and 35,000 shares held by The Seth and Angie Taube Foundation, Inc., which is a 501(c)(3) charitable organization, for which the Reporting Person serves as a trustee. Based upon information contained in the Form 4 filed by Seth Taube on July 12, 2017.

**   The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of August 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2019, for the quarterly period ended June 30, 2019.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2017, as amended by Amendment No. 1 thereto filed with the SEC on March 1, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Medley Capital Corporation, a Delaware corporation (the “Issuer”). Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Initial 13D.

Item 5. Interest in Securities of the Issuer.

Items 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each Reporting Person.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.

(c) Prior to October 25, 2019, Medley Seed Funding I LLC (“Seed Funding”) held 7,756,938 shares of Common Stock acquired pursuant to a Master Investment Agreement, dated as of June 3, 2016 (the “Master Investment Agreement”), among Medley LLC, Seed Funding, Medley Seed Funding II LLC, Medley Seed Funding III LLC, DB MED Investor I LLC and DB MED Investor II LLC. On October 25, 2019, in accordance with its obligations under the Master Investment Agreement, Seed Funding distributed all of the shares of Common Stock held by it to DB MED Investor I LLC. As a result of the foregoing, Seed Funding, Medley Management Inc., Medley LLC and Medley Group LLC do not beneficially own any shares of Common Stock. The transfer of shares is not expected to have a net economic impact on MDLY or on MDLY’s financial statements. Except as set forth in this Item 5(c), there have been no transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) Not applicable.

(e) As a result of the transactions described herein, on October 25, 2019 each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Information about the Master Investment Agreement referred to in Item 5(c) is incorporated herein by reference.

SignatureS

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: October 28, 2019

MEDLEY MANAGEMENT INC.

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: October 28, 2019

MEDLEY GROUP LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer
Date: October 28, 2019

MEDLEY SEED FUNDING I LLC

By: Medley LLC, its Managing Member

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: October 28, 2019

BROOK TAUBE

/s/ Brook Taube
Date: October 28, 2019

SETH TAUBE

/s/ Seth Taube
Date: October 28, 2019